Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

March 3, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katharine Garrett
Robert Klein
John Stickel
Susan Block

Re:	Rainbow Capital Holdings Limited
Registration Statement on Form F-1
Filed February 14, 2025
File No. 333-284975

Dear Messrs. Garrett, Klein, Stickel, and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 28, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Form F-1”). Contemporaneously, we are filing the Amendment No. 1 to the Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles        New York        Chicago        Nashville        Washington, DC        San Francisco        Beijing        Hong Kong        www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission March 3, 2025 Page 2

Form F-1 filed February 14, 2025

Risks related to doing business in Hong Kong

The PRC government may exert significant oversight or may exert more control, page 13

1.	Please refer to the first paragraph at the top of page 16. We note your disclosure here that “the PRC government currently does not exert direct influence or discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China.” Given the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please revise this paragraph and remove these and similar statements throughout the registration statement. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company has revised the disclosure on page 16 of the Amendment No. 1 in response to this comment.

2.	Please refer to the second paragraph at the top of page 16. Please revise to remove the language “in extreme cases” when describing a situation that may cause the value of your securities to significantly decline or become worthless.

Response: The Company has revised the disclosure on page 16 of the Amendment No. 1 in response to this comment.

Capitalization, page 42

3.	We note the adjustments and footnote descriptions for changes to Additional Paid-In Capital for Pro Forma as Adjusted and Pro Forma As Adjusted with Full Exercise of Over-Allotment Shares. Please revise your disclosures to include more details quantifying the adjustments and items comprising the adjustments. For example, we note that that the Additional Paid-In Capital for the Pro Forma As Adjusted increased by approximately $4.9 million, which differs from the $5.1 million proceeds to the Company disclosed on page iv and the $3.8 million estimated net proceeds disclosed on pages 39 and 42.

Response: Additional Paid-In Capital for the Pro Forma As Adjusted would increase by $3,889,503, which is in line with the estimated net proceeds. The Company has revised the disclosure on pages 39 and 42 of the Amendment No. 1 in response to this comment.

4.	We note your disclosure on page 40 stating on October 31, 2024, Rainbow Capital declared a dividend in the aggregate amount of HK$18,443,364 (approximately US$2,373,877) to Mr. Choi and Mr. Leung. Given the significance of the transaction, please revise your Capitalization and Dilution information to give effect to the dividend on a pro forma basis. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company has revised the disclosure on pages 42 and 43 of the Amendment No. 1 in response to this comment, to take into account the effect of the dividend declared on October 31, 2024.

United States Securities and Exchange Commission March 3, 2025 Page 3

Dilution, page 43

5.	We note your presentation of Dilution per Class A Ordinary Share to new investors. Give your disclosure on page F-25 that the Class B Shares share equally in dividends and residual net assets on a per ordinary share basis, please tell us how you have considered the Class B Ordinary Shares in your computation of the Dilution, as well as the related Net tangible book value per Ordinary Share and Pro forma net tangible book value per Class A Ordinary Share calculations. Revise your disclosures to clarify accordingly.

Response: The Company has revised the disclosure on page 43 of the Amendment No. 1 in response to this comment, to take into account both Class A Ordinary Shares and Class B Ordinary Shares.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited